May 10, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Jennifer R. Hardy

Re:	SAIC, Inc. – Form AW

Request for Withdrawal of Post-Effective Amendment No. 1

    to Registration Statement on Form S-4

File No. 333-128022

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SAIC, Inc. (the “Company”) hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (File No. 333-128022), which was initially filed with the Securities and Exchange Commission on September 1, 2005.

The Company requests the withdrawal of the Amendment because it was inadvertently submitted as a post-effective amendment to a S-4EF registration statement (form type “S-4 POS”) when it was filed on the EDGAR system. The Amendment should have been filed as a post-effective amendment to a registration statement that is not immediately effective upon filing (form type “POS AM”). No securities have been sold in connection with the Amendment filed under the form type header S-4 POS. The Company will file on the date hereof the Post-Effective Amendment No. 1 under the form type header POS AM.

If you have any questions regarding this request for withdrawal, please contact Neal H. Brockmeyer of Heller Ehrman LLP, our outside counsel, at (213) 689-7507.

Sincerely,

/s/ Douglas E. Scott
Douglas E. Scott Senior Vice President, General Counsel and Secretary of SAIC, Inc.